OMB APPROVAL
OMB Number: 3235-0060
Expires: April 30, 2009
Estimated average burden hours per response: 38

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

Current Report
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): January 7, 2008

Little Squaw Gold Mining Company

(Exact Name of Registrant as Specified in its Charter)

Alaska	**001-06412**	**91-0742812**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3412 S Lincoln Drive, Spokane WA	**99203-1650**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (509) 624-5831

N/A
(Former Name or Former Address if Changed Since Last Report)

Check the appropriate box below if the Form 8K fining is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17CFR230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

SEC 873 (5-06) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

Item 8.01 Other Events

On January 7, 2008 Little Squaw Gold Mining Company ("Little Squaw" or "the Company") announces that it has entered into an Exclusivity Agreement ("the Agreement") on the Livengood Bench placer gold deposit in Alaska. The exclusivity fee is $100,000. The Agreement affords the Company the exclusive right to conduct a comprehensive analysis of the property and make commercial viability studies over the next two months. After completing due diligence and mining studies, Little Squaw will have the right to enter into a definitive agreement, prior to March 5, 2008, to purchase the property. The purchase terms are $8.35 million dollars in three annual payments, each consisting of nearly equal values of cash and the Company's common shares. Should Little Squaw decide to proceed with the purchase, it will pay out $4.45 million in cash and roughly 4.33 million shares over the next three years, assuming a 90-cent stock price.

For additional information, please see the press release, incorporated herein as exhibit 99.1.

Item 9.01   Financial Statements and Exhibits.

    (d) Exhibits

    Exhibit 99.1 - Press Release, January 7, 2008

                              SIGNATURES

        In accordance with the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                              Little Squaw Gold Mining Company
                              (Registrant)

Dated: January 10, 2008   By: /s/ Ted R. Sharp

                                         Ted R. Sharp
                                         Principal Financial Officer



PRESS RELEASE 1-08

Little Squaw Examines Alaska's Livengood Bench Placer Gold Deposit

- Exclusivity Agreement Signed -

Spokane WA – January 7, 2008 - Little Squaw Gold Mining Company (LITS:OTC.BB -- $0.85) ("Little Squaw" or "the Company") announces that it has entered into an Exclusivity Agreement ("the Agreement") on the Livengood Bench placer gold deposit in Alaska. The exclusivity fee is $100,000. The Agreement affords the Company the exclusive right to conduct a comprehensive analysis of the property and make commercial viability studies over the next two months. After completing due diligence and mining studies, Little Squaw will have the right to enter into a definitive agreement, prior to March 5, 2008, to purchase the property. The purchase terms are $8.35 million dollars in three annual payments, each consisting of nearly equal values of cash and the Company's common shares. Should Little Squaw decide to proceed with the purchase, it will pay out $4.45 million in cash and roughly 4.33 million shares over the next three years, assuming a 90-cent stock price.

"Acquisition of this production-ready property is another example of our commitment to build value for our shareholders by focusing on highly prospective gold assets," said Little Squaw President, Richard Walters. "If the property is purchased, our Company will be making a rapid transition from explorer to gold producer over the next twelve months," he added.

The Livengood Bench property is located 75 miles north of Fairbanks and has paved-road access via the all-weather Alaska pipeline highway. The property consists of unpatented and patented federal mining claims, along with some State of Alaska mining claims. The claim block comprises approximately 3,800 acres. The principal mining area consists of 747 acres of fee simple (patented claims) land.

Livengood Bench is among Alaska's most historically productive placer gold deposits, having produced over 400,000 ounces of gold since 1914. This mine was placed on care and maintenance in 2000 due to low gold prices. The existing database includes 2,370 drill holes, which outline 12.8 million cubic yards of gold-bearing alluvium (gravel). This mineralized material is believed to contain about 355,000 ounces of recoverable gold. All major state and federal mining permits necessary for the commencement of mining are in place.

Richard Walters, President of Little Squaw Gold Mining Company, is responsible for this news release. For additional information regarding Little Squaw Gold Mining, contact Susan Schenk, Manager of Investor Relations, by telephone at (509) 535-6156, or by e-mail at ir@littlesquawgold.com. Little Squaw maintains a comprehensive Web site at www.littlesquawgold.com.

Little Squaw Gold Mining is engaged in the business of precious-metals discovery. This endeavor carries certain risks that are commensurate with the potential rewards of such efforts. These risks cannot be quantified and should not be taken lightly. All statements made here regarding the firm's investment potential should be considered "forward-looking statements" as defined by prevailing regulatory guidelines. As forward-looking statements, these items represent the measured professional judgment of management. They do not, however, represent guarantees, and unforeseen and/or unforeseeable future developments that may render them either incomplete or incorrect. Actual results, plans, programs, and financial performance may differ materially from express or implied forward-looking statements.